

January 6, 2011

Mr. Douglas W. Cowan
Chief Financial Officer
Retractable Technologies, Inc.
511 Lobo Lane
Little Elm, Texas 75068-0009

      Re: **Retractable Technologies, Inc.**
            Form 10-K for the Year Ended December 31, 2009
            Filed March 31, 2010
            File No. 001-16465

Dear Mr. Cowan:

We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Kevin L. Vaughn
                Accounting Branch Chief